UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

U.S. Energy Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

911805307
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 911805307
(1)	Name of Reporting Person	Freeport-McMoRan Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	(5) Sole Voting Power	0
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	0 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)	0.0%
(12)	Type of Reporting Person (See Instructions)	CO

(1)    Represented shares of Common Stock issued to Mt. Emmons Mining Company (“MEM”), an indirect wholly owned subsidiary of Freeport-McMoRan Inc. (“FCX”), pursuant to the Exchange Agreement dated and effective as of December 31, 2020, by and between MEM and U.S. Energy Corp. All such shares have been sold.

CUSIP No. 9118052307
(1)	Name of Reporting Person	Mt. Emmons Mining Company
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	(5) Sole Voting Power	0
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	0 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)	0.0%
(12)	Type of Reporting Person (See Instructions)	CO

(1)    Represented shares of Common Stock issued to Mt. Emmons Mining Company (“MEM”), an indirect wholly owned subsidiary of Freeport-McMoRan Inc. (“FCX”), pursuant to the Exchange Agreement dated and effective as of December 31, 2020, by and between MEM and U.S. Energy Corp. All such shares have been sold.

Item 1(a)    Name of Issuer:

            U.S. Energy Corp.

Item 1(b)    Address of Issuer’s Principal Executive Offices:

            675 Bering Dr., Suite 390
            Houston, Texas 77057

Item 2(a)    Name of Persons Filing:

            1. Freeport-McMoRan Inc. (“FCX”)
            2. Mt. Emmons Mining Company (“MEM”)

Item 2(b)    Address of Principal Business Office:

            1. FCX: 333 North Central Avenue, Phoenix, Arizona 85004
            2. MEM: 2131 County Road 12, Crested Butte, CO 81224

Item 2(c)    Citizenship:

            1. FCX: Delaware
            2. MEM: Delaware

Item 2(d)    Title of Class of Securities:

            Common Stock

Item 2(e)    CUSIP No.:

            911805307

Item 3.        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4.        Ownership:

(a)    Amount beneficially owned:

        1. FCX: 0
        2. MEM: 0

(b)    Percent of class:

        1. FCX: 0.0%
        2. MEM: 0.0%

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to
    direct the vote

    1. FCX: 0
    2. MEM: 0

(ii)    Shared power to vote or to
    direct the vote

    1. FCX: 0
    2. MEM: 0

(iii)    Sole power to dispose or to direct
    the disposition of

    1. FCX: 0
    2. MEM: 0

(iv)    Shared power to dispose or to
    direct the disposition of

    1. FCX: 0
    2. MEM: 0

Item 5.        Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: x

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not applicable.

Item 8.        Identification and Classification of Members of the Group:

The Common Stock was held by Mt. Emmons Mining Company (MEM), an indirect wholly owned subsidiary of Freeport-McMoRan Inc. (FCX). MEM and FCX may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act; however, MEM and FCX disclaim that they have agreed to act as a group. Pursuant to Rule 13d-4 of the Act, MEM and FCX declare that the filing of this statement shall not be construed as an admission that either such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by the other person or any other person.

Item 9.        Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 14, 2022

Freeport-McMoRan Inc.

By:    /s/ Douglas N. Currault    II
Name:    Douglas N. Currault II
Title:    Senior Vice President and General Counsel

Mt. Emmons Mining Company

By:    /s/ Douglas N. Currault II
Name:    Douglas N. Currault II
Title:    Senior Vice President

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of U.S. Energy Corp., a Wyoming corporation, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of January, 2022.

Freeport-McMoRan Inc.

By:    /s/ Douglas N. Currault II
Name:    Douglas N. Currault
Title:    Senior Vice President and General Counsel

Mt. Emmons Mining Company

By:    /s/ Douglas N. Currault II
Name:    Douglas N. Currault II
Title:    Senior Vice President